UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIGILON THERAPEUTICS, INC.
(Name of Subject Company (issuer))

SHENANDOAH ACQUISITION CORPORATION
(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share
(Title of Class of Securities)

82657L107
(CUSIP Number of Class of Securities)

Anat Hakim
Executive Vice President, General Counsel and Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
Telephone: (317) 276-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Howard Kenny
Russell M. Franklin
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6210

Benjamin H. Pensak
Morgan, Lewis & Bockius LLP
101 North Wacker Drive
Chicago, IL 60606
Telephone: (312) 324-1719

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Shenandoah Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), for all of the outstanding shares of common stock of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”), pursuant to the Agreement and Plan of Merger, dated as of June 28, 2023 (the “Merger Agreement”), among Lilly, Purchaser and Sigilon.

In connection with the proposed acquisition of Sigilon, Lilly will cause Purchaser to commence a tender offer for all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”) of Sigilon. The tender offer has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lilly and Purchaser will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of Sigilon will only be made pursuant to the tender offer materials that Lilly and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Lilly and Purchaser will file tender offer materials on Schedule TO, and Sigilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF SIGILON ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF SIGILON SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Sigilon at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of Sigilon free of charge. The information contained in, or that can be accessed through, Lilly’s website is not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related

Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and Sigilon file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Lilly and Sigilon with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains forward-looking statements regarding Lilly’s proposed acquisition of Sigilon, regarding the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition, regarding Sigilon’s product candidates and ongoing clinical and preclinical development, and regarding the accounting treatment of the potential acquisition under GAAP and its potential impact on Lilly’s financial results and financial guidance. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to consummating the proposed acquisition and any competing offers or acquisition proposals for Sigilon, drug research, development and commercialization, Lilly’s evaluation of the accounting treatment of the potential acquisition and its potential impact on its financial results and financial guidance, uncertainties as to how many of Sigilon’s stockholders will tender their stock in the tender offer, the effects of the proposed acquisition (or the announcement thereof) on Sigilon’s stock price, relationships with key third parties or governmental entities, transaction costs, risks that the proposed acquisition disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from Sigilon’s ongoing business operations, changes in Sigilon’s business during the period between announcement and closing of the proposed acquisition, and any legal proceedings that may be instituted related to the proposed acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the proposed acquisition will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed acquisition will be met, that any event, change or other circumstance that could give rise to the termination of the Merger Agreement will not occur, that Lilly will realize the expected benefits of the proposed acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that Lilly’s financial results will be consistent with its expected 2023 guidance or that Lilly can reliably predict the impact of the proposed acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and Sigilon’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither Lilly nor Sigilon undertakes any duty to update forward-looking statements to reflect events after the date of this filing.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Press Release issued on June 29, 2023.